PRESS RELEASE

Paris, June 14, 2006

AXA TO ACQUIRE WINTERTHUR FOR CHF 12.3 BILLION (EURO 7.9 BILLION)

STRENGTHENING AXA’S LEADING POSITION IN EUROPE AND
INCREASING ITS PRESENCE IN HIGH GROWTH MARKETS
IN CENTRAL AND EASTERN EUROPE AND ASIA

ACCRETIVE[1] TRANSACTION FROM 2007
EXPECTED TO REACH 7% ACCRETION IN 2009

AXA announced today that it has entered into a definitive agreement with Credit Suisse Group under which AXA will acquire 100% of Winterthur for CHF 12.3 billion (Euro 7.9 billion) to be paid in cash. In addition, AXA will refinance CHF 1.6 billion (Euro 1.0 billion) of Winterthur’s outstanding debt, of which CHF 1.1 billion (Euro 0.7 billion) of internal loans to be redeemed to Credit Suisse Group at closing.

Winterthur is active in 17 countries and serves 13 million clients worldwide. It is one of the top 10 composite insurers in Europe with a leading position in Switzerland and a strong presence in Germany, Spain, Benelux and the UK. It has successfully developed high growth Life & Pensions operating platforms in Central and Eastern Europe. Winterthur also operates in selected countries in Asia. Winterthur’s portfolio is balanced between Life & Savings (62% of insurance revenues) and P&C business (38% of insurance revenues), and its client base consists of individual clients as well as small and medium-sized enterprises (SMEs), served through complementary proprietary and non-proprietary distribution networks.

“This transaction is a unique opportunity to reinforce our leading position in our core European market and to increase our presence in high growth markets, notably in Central and Eastern Europe and in Asia,” said Henri de Castries, AXA Group Chief Executive Officer. “The complementarity of our organisations and the strong cultural fit between our teams will facilitate the integration of Winterthur and will drive value creation for our shareholders. I am confident that the combined efforts of AXA and Winterthur’s many talented and dedicated professionals will very positively contribute to our company growth, on top of our existing Ambition 2012 target.”

1 To adjusted earnings per fully diluted shares.

Rationale for the Transaction

The acquisition of Winterthur fits well with AXA’s strategic focus on organic growth complemented by bolt-on acquisitions. Winterthur’s operations will complement and strengthen AXA’s distribution channels and product range, while further increasing AXA’s geographic diversification, by both strengthening AXA’s European franchise and increasing its presence in high growth markets:

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Acquisition of a leading and profitable position in the Swiss market (#1 in P&C and #2 in Life & Savings), supported by a network of 1,500 tied agents and the Life distribution agreement with Credit Suisse Group’s Swiss retail network, which will be maintained.

-	Consolidation of AXA’s position in five key European countries:

o	In Germany, AXA will enter the top 5 in Life & Savings, P&C and Health, and will gain access to 1,600 additional tied agents.

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In Belgium, the deal will strengthen AXA’s #1 position in P&C and #4 position in Life & Savings. It is also an opportunity for AXA to enter the fast growing P&C direct segment with Touring Assurances, the market’s #2 direct distribution channel.

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In the Netherlands, Winterthur will increase AXA’s market shares in both Life & Savings and P&C to above 3%. Winterthur’s Dutch business is very complementary to AXA’s and focused on profitable niches.

o	In Spain, Winterthur will improve AXA’s market position from #3 to #2 in P&C and from #11 to #7 in Life & Savings.

o	In the UK, AXA’s position in the individual savings market will benefit from Winterthur’s strong reputation with high-end IFAs and EBCs[2].

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Acquisition of high growth Life & Pensions operating platforms in Central and Eastern Europe (CEE), where Winterthur is among the top 5 pension players in Poland, the Czech Republic, Hungary and Slovakia.

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Increased presence in Asia, with complementary activities notably in Japan, Hong-Kong and China. Asian operations accounted for one-third of Winterthur’s 2005 Life & Pensions NBV. In accordance with undertakings that date from AXA’s 1995 entry into the Australian market, AXA will offer to its majority-owned Australian subsidiary, AXA Asia Pacific Holdings, the Asian life insurance assets of Winterthur.

Winterthur brings CHF 153 billion (Euro 100 billion) of assets under management (AUM), allowing AXA to enter in the top 5 worldwide for AUM, and a strong Swiss Franc fixed income expertise to AXA Investment Managers.

Winterthur’s US P&C business, which is a profitable super-regional business focused on individuals and SMEs in selected states, is under strategic review.

2 Employee Benefit Compensation.

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In recent years, Winterthur has significantly improved its profitability and value through a streamlining of its business portfolio, a company-wide focus on operational efficiency, the leveraging of its strong risk culture and the tight management of legacy issues.

AXA plans to leverage its extensive and successful experience in integrating acquired businesses to ensure a smooth and rapid integration of Winterthur. AXA intends to maintain in Switzerland the management of the Swiss and CEE operations, as well as Winterthur’s risk, closed portfolio and asset management activities.

Financing of the Transaction

The total consideration for Winterthur consists of:

-	CHF 12.3 billion (Euro 7.9 billion) for the share capital of Winterthur, which is equivalent to:

o	11.6 times Winterthur’s reported 2005 net income (US GAAP)

o	1.56 times Winterthur’s reported 2005 group EEV[3], supported by Winterthur’s 2005 return on group EEV of 19.5%

o	1.3 times Winterthur’s reported 2005 shareholders’ equity

-	CHF 1.6 billion (Euro 1.0 billion) to refinance part of Winterthur’s outstanding debt, including CHF 1.1 billion (Euro 0.7 billion) outstanding loans from Credit Suisse Group to Winterthur.

AXA intends to finance this transaction with a balanced combination of equity and debt: Euro 4.1 billion through a capital increase and the remaining Euro 4.8 billion with a mix of perpetual deeply subordinated debt, subordinated debt and senior debt.

Financial Impacts of the Transaction

The integration of Winterthur’s operations should deliver a significant level of economic cost synergies, up to CHF 440 million (Euro 280 million) pre-tax4  on a fully-phased basis, expected at end 2008.

No revenue synergies have been taken into account at this stage.

Restructuring charges are expected to amount to CHF 800 million (Euro 520 million) pre-tax5, to be fully-phased in 2007. These charges should impact mostly net income.

The transaction is expected to be accretive to adjusted earnings per share5  from 2007. The accretion per share is expected to reach 7% in 2009.

3 Winterthur’s Life EEV + Other-than-Life ANAV.
4 Net of policyholder benefits and minority interests.
5 On a fully diluted basis. Adjusted earnings are net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets under the fair value option and derivatives.

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Based on year-end 2005 estimates, the European solvency margin should remain very strong as a result of the use of excess capital in the financing of this transaction. The estimated transaction impact should be to lower by approximately 30 points the European solvency margin compared to 216% reported by AXA at year-end 2005.

In addition, still based on year-end 2005 estimates, the transaction should increase by approximately 3 points the gearing ratio compared to 38% reported by AXA at year-end 2005, maintaining it in AXA’s comfort zone.

Closing and Conditions of the Transaction

The transaction is subject to obtaining required regulatory approvals, including from the EC Commission (anti-trust authorities), and to the satisfaction of other customary closing conditions. Closing is expected around year-end 2006.

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,064 billion in assets under management as of December 31, 2005. For full year 2005, IFRS revenues amounted to Euro 72 billion6 and IFRS underlying earnings7  amounted to Euro 3,258 million.
The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:		AXA Media Relations:
Etienne Bouas-Laurent:	+33.1.40.75.46.85	Christophe Dufraux:	+33.1.40.75.46.74
Caroline Portel:	+33.1.40.75.49.84	Clara Rodrigo:	+33.1.40.75.47.22
Sophie Bourlanges:	+33.1.40.75.56.07	Mary Taylor:	+1.212.314.5845
Emmanuel Touzeau:	+33.1.40.75.49.05
Kevin Molloy:	+1.212.314.2893

6 For Life & Savings, IFRS revenues include gross written premiums on insurance contracts and investment contracts with discretionary participation feature (DPF) as well as fees relating to pure investment contracts (with no DPF). Replacing these fees by the cash collected on these IFRS pure investment contracts, AXA’s 2005 business volume was Euro 75.8 billion. Excluding AXA RE, to take into account its sale, AXA’s 2005 business volume would have been Euro 74.3 billion.
7 Underlying earnings are adjusted earnings excluding net realized capital gains attributable to shareholders.

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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties, including the risk that the proposed merger may not be consummated. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the risk that the AXA and Winterthur businesses will not be integrated successfully; the costs related to the transaction; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents; other risks and uncertainties affecting AXA's and Winterthur's businesses including, without limitation, the risk of future catastrophic events including possible future weather-related catastrophic events, terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings.

Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2004 and AXA’s Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

Please refer to Winterthur’s Annual Report for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect Winterthur’s business.

The information relating to Winterthur in this press release has been taken from Winterthur’s Annual Report for the year ended December 31, 2005 and from other public sources.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

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